EXHIBIT 99.1

Just Energy Announces Date Adjustment for Release of its First Quarter Fiscal 2021 Financial Statements

TORONTO, Aug. 24, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announces that further to its previous announcement on July 29, 2020, it is postponing the filing of its financial statements comprising its interim financial report, and related management’s discussion and analysis for the Company’s first quarter of Fiscal 2021 ending June 30, 2020, to August 28, 2020.  The conference call and live webcast scheduled for 11 a.m. Eastern Time on August 24, 2020 has also been postponed.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the timing for filing the First Quarter Fiscal 2021 Filings. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to: the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales including risks associated with reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the ability of the Company to extend its credit facility; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year;  the Company’s ability to identify further opportunities to improve its cost structure; general economic and market conditions; the ability of the Company to implement the recapitalization transaction pursuant to a plan of arrangement announced by the Company on July 8, 2020, including issuing new equity announced on July 8, 2020; the allocation of any new equity; addressing certain obligations as part of the proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete the proposed recapitalization transaction at all or otherwise complete the proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments; proceedings under the Canada Business Corporations Act;  levels of customer natural gas and electricity consumption; rates of customer additions and renewals; rates of customer attrition; fluctuations in natural gas and electricity prices; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.